Mercedes-Benz Auto Lease Trust 2019-B
Investor Report

Collection Period Ended   31-Mar-2022

Amounts in USD

Dates

Collection Period No.	29			
Collection Period (from... to)	1-Mar-2022	31-Mar-2022		
Determination Date	13-Apr-2022			
Record Date	14-Apr-2022			
Payment Date	15-Apr-2022			
Interest Period of the Class A-1 Notes (from... to)	15-Mar-2022	15-Apr-2022	Actual/360 Days	31
Interest Period of the Class A-2, A-3 and A-4 Notes (from... 4/15/2022	15-Mar-2022	15-Apr-2022	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	200,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2 Notes	530,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-3 Notes	440,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-4 Notes	109,960,000.00	85,208,948.77	32,299,913.93	52,909,034.84	481.166195	0.293742
Total Note Balance	**1,279,960,000.00**	**85,208,948.77**	**32,299,913.93**	**52,909,034.84**		
Overcollateralization	208,393,333.59	226,973,883.37	226,973,883.37			
Total Securitization Value	**1,488,353,333.59**	**312,182,832.14**	**259,273,797.30**			
present value of lease payments	612,169,560.17	39,912,577.51	32,129,776.99			
present value of Base Residual Value	876,183,773.42	272,270,254.63	227,144,020.31			

	Amount	Percentage
Initial Overcollateralization Amount	208,393,333.59	14.00%
Target Overcollateralization Amount	226,973,883.37	15.25%
Current Overcollateralization Amount	226,973,883.37	15.25%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.000000%	0.00	0.000000	0.00	0.000000
Class A-2 Notes	2.010000%	0.00	0.000000	0.00	0.000000
Class A-3 Notes	2.000000%	0.00	0.000000	0.00	0.000000
Class A-4 Notes	2.050000%	145,565.29	1.323802	53,054,600.13	482.489998
Total		**145,565.29**		**$53,054,600.13**	

Amounts in USD

	Initial Balance	Beginning Balance	Ending Balance
Exchange Note Balance	**1,413,935,666.91**	**237,765,165.46**	**184,856,130.62**

Available 2019-B Collections		**Distribution on the Exchange Note**	
Lease Payments Received	7,036,929.93	(1) Total Servicing Fee	260,152.36
Net Sales Proceeds-early terminations (incl Defaulted Leases)	20,840,747.40	Nonrecoverable Advances to the Servicer	0.00
Net Sales Proceeds-scheduled terminations	34,891,034.27	(2) Exchange Note Interest Distributable Amount (2.06%)	408,163.53
Excess wear and tear included in Net Sales Proceeds	12,059.08	(3) Exchange Note Principal Distributable Amount	52,909,034.84
Excess mileage included in Net Sales Proceeds	22,332.91	(4) Any amounts by which the sum payable pursuant to Section 8.03(a)(i) through (vii) of the Indenture (or, if applicable, pursuant to Section 5.04(b)(i)through (vii) of the Indenture) exceed the sum of the Exchange Note Interest Distributable Amount and the Exchange Note Principal Distributable Amount	0.00
Subtotal	62,768,711.60		
Repurchase Payments	0.00		
Advances made by the Servicer	0.00		
Investment Earnings	527.66		
Total Available Collections	**62,769,239.26**	(5) Remaining Funds Payable	9,191,888.53
		Total Distribution	**62,769,239.26**

Available Funds ABS Notes		**Distributions ABS Notes**	
Total Exchange Note Payments	53,317,198.37	(1) Total Trustee Fees and any Asset Representations Reviewer fees (max. $250,000 p.a.)	0.00
Reserve Account Draw Amount	0.00	(2) Interest Distributable Amount Class A Notes	145,565.29
Total Available Funds	**53,317,198.37**	(3) Priority Principal Distribution Amount	0.00
		(4) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
		(5) Regular Principal Distribution Amount	52,909,034.84
		(6) Additional Servicing Fee and Transition Costs	0.00
		(7) Total Trustee Fees and any Asset Representations Reviewer fees [not previously paid under (1)]	0.00
		(8) Excess Collections to Certificateholders	262,598.24
		Total Distribution	**53,317,198.37**

Amounts in USD

Distribution Detail

	Amount Due	Amount Paid	Shortfall
Total Servicing Fee	260,152.36	260,152.36	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	145,565.29	145,565.29	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	145,565.29	145,565.29	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	145,565.29	145,565.29	0.00
Priority Principal Distribution Amount	0.00	0.00	0.00
Regular Principal Distribution Amount	52,909,034.84	52,909,034.84	0.00
Principal Distribution Amount	52,909,034.84	52,909,034.84	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	3,720,883.33
Reserve Fund Amount - Beginning Balance	3,720,883.33
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	31.60
minus Net Investment Earnings	31.60
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	3,720,883.33
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	31.60
Net Investment Earnings on the Exchange Note	
Collection Account	496.06
Investment Earnings for the Collection Period	527.66

Notice to Investors

Mercedes-Benz Financial Services USA LLC, as Servicer has elected to exercise its option under Section 5.01 of the 2019-B Servicing Supplement to purchase the 2019-B Exchange Note on April 15, 2022 (the "Redemption Date") and has deposited $32,299,913.93 into the 2019-B Exchange Note Collection Account to redeem the balance of the Class A-4 Note. Therefore, pursuant to Section 10.01 of the Indenture, the Notes will be redeemed on the Redemption Date.

Amounts in USD

Pool Statistics

Pool Data

	Amount	Number of Leases
Cutoff Date Securitization Value	1,488,353,333.59	34,342
Securitization Value beginning of Collection Period	312,182,832.14	9,726
Principal portion of lease payments	4,940,497.00	
Terminations- Early	17,442,274.81	
Terminations- Scheduled	29,948,540.75	
Repurchase Payment (excluding interest)	0.00	
Gross Losses	577,722.28	
Securitization Value end of Collection Period	259,273,797.30	8,105
Pool Factor	17.42%	

	As of Cutoff Date	Current
Weighted Average Securitization Rate	7.71%	7.71%
Weighted Average Remaining Term (months)	24.66	5.88
Weighted Average Seasoning (months)	13.74	34.97
Aggregate Base Residual Value	1,019,238,943.26	234,708,914.21
Cumulative Turn-in Ratio		52.66%
Proportion of base prepayment assumption realized life to date		75.73%
Actual lifetime prepayment speed		0.69%

Delinquency Profile

Delinquency Profile *	Amount **	Number of Leases	Percentage
Current	257,618,526.04	8,058	99.36%
31-60 Days Delinquent	1,070,845.85	32	0.41%
61-90 Days Delinquent	481,803.07	11	0.19%
91-120 Days Delinquent	102,622.34	4	0.04%
Total	259,273,797.30	8,105	100.00%

Delinquency Trigger		**4.747%**
60+ Delinquency Leases to EOP Aggregate Securitization Value		0.225%
Delinquency Trigger occurred		No

 *A lease is not considered delinquent if the amount past due is less than 10% of the payment due under such lease

**Based on the actual Securitization Value of the respective leases

Amounts in USD

Loss Statistics

Credit Loss	Current Amount	Current Number of Leases	Cumulative Amount	Cumulative Number of Leases
Securitization Value of Defaulted Leases, Beg of Collection Period	527,805.98	19	25,418,864.52	642
Liquidation Proceeds	475,136.04		20,185,564.65	
Recoveries	139,890.39		5,259,546.86	
Principal Net Credit Loss / (Gain)	(87,220.45)		(26,246.99)	

Net Credit Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	(0.366)%
Prior Collection Period	(0.306%)
Second Prior Collection Period	0.108 %
Third Prior Collection Period	(0.143%)
Four Month Average	(0.177)%

Cumulative Net Credit Loss / (Gain) as % of Cutoff Date Securitization Value   (0.002)%

Average Net Credit Loss / (Gain)   (40.88)

Residual Loss	Current Amount	Current Number of Leases	Cumulative Amount	Cumulative Number of Leases
Securitization Value of Liquidated Leases, Beg of Collection Period	47,440,731.86	1,602	807,452,455.64	25,588
Sales Proceeds and Other Payments Received	55,188,568.45		922,460,286.31	
Residual Loss / (Gain)	(7,747,836.59)		(115,007,830.67)	

Residual Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	(32.539)%
Prior Collection Period	(20.937%)
Second Prior Collection Period	(18.751%)
Third Prior Collection Period	(15.994%)
Four Month Average	(22.055)%

Cumulative Residual Loss / (Gain) as % of Cutoff Date Securitization Value   (7.727)%

Average Residual Loss / (Gain)   (4,494.60)